PARAMOUNT RESOURCES LTD.
Calgary, Alberta

January 10, 2007

NEWS RELEASE:	PARAMOUNT'S SPECIAL MEETING OF SHAREHOLDERS TOMORROW WILL BE WEBCAST

Paramount Resources Ltd. announces that the special meeting of its shareholders to be held at 9:00 a.m. (Calgary time) tomorrow morning will be webcast. The special meeting is being held to consider and vote upon the transaction to spinout Paramount's Mackenzie Delta and Colville Lake interests in northern Canada.

To listen to the special meeting and view the presentation to be provided at the special meeting, please go to the following internet address: http://events.onlinebroadcasting.com/paramountres/011107/index.php. The webcast will also be available after the special meeting for a period of 30 days at the same internet address.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994